December 14, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	Wilder Richman Historic Properties II
		Schedule TO-T, Amendment No. 1
      Filed December 6, 2005 by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO-T
1. We note the revised disclosure in response to comment 1.
Please
revise the disclosure to avoid stating that neither the Operating General Partner nor Dixon is an "affiliate" of the partnership.
2. We reissue comment 3. We are unable to concur with your analysis that the bidders, who currently own 49% of the outstanding limited partnership units are not affiliates of the partnership engaged in a
Rule 13e-3 transaction. Please revise the filing to comply with the requirements of Rule 13e-3.
3. We note your response to comments 4 and 5 and reissue those comments. Please revise to clarify how you may accept all units tendered pending transfer by the general partner where certain transfers may violate the limited partnership agreement. Please provide additional analysis regarding why you believe the general partner will recognize transfers that may violate the provisions of the partnership agreement.
4. In addition, it appears that you intend to allow the offer to expire and accept all units, but delay payment until the general partner recognizes the transfer. As there are restrictions on the number of units that may be transferred in a particular time frame, and there are restrictions on transfers that would affect the partnership`s limited partnership status, it appears that there may be an extended period of time in which you would hold units pending transfer and payment. Please tell us your expectations with respect to this time period and provide us your analysis regarding how this time period satisfies the prompt payment requirement. Alternatively, it appears that you should pay for tendered units promptly after expiration of the offer without regard to whether the general partner has transferred ownership. If this is your plan, tell us the approximate number of days between offer expiration and payment.
5. We note that you deleted disclosure in the offer to purchase in response to comment 6; however, the letter mailed to unit holders continues to highlight this potential benefit of the offer without disclosing the risk that the general partner may not recognize the transfer prior to the end of the year. Please revise accordingly.
6. We disagree with your analysis that conditions need not be objectively verifiable and reissue comments 8 and 9. Although there may be public records of actions by a court or other regulatory body, liens, etc., it is unclear how a unit holder would be able to verify whether such an order, injunction, etc. are materially adverse to the purchasers business, properties, etc., where the purchasers are not publicly reporting entities. Also, as requested in comment 9, please revise the document to disclose the necessary governmental approvals discussed in condition (c), as required by Item 1011(a) of Regulation
M-A, or clarify the condition accordingly.
7. Refer to comment 10. Disclosure of the material federal tax income consequences of the transaction to unit holders is required by
Item 1004(a)(xii). In your response you state that the "bidders have either succeeded or failed to satisfy the requirement to state the `[t]he federal income tax consequences of the transaction." Tell us whether the bidders have succeeded or failed to satisfy state the material federal income tax consequences of the transaction to unit holders who tender or continue to hold their units, or revise the offer accordingly.

*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Christopher K. Davis
December 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE